EXHIBIT 22
SUBSIDIARY ISSUERS OF GUARANTEED SECURITIES

KeyCorp has guaranteed the payment of certain amounts due with respect to the securities of its subsidiaries described below.

Subsidiary Issuer	Guaranteed Securities
KeyCorp Capital I	KeyCorp Capital I Floating Rate Capital Securities
KeyCorp Capital II	KeyCorp Capital II 6 7/8% Capital Securities
KeyCorp Capital III	KeyCorp Capital III 7 3/4% Capital Securities